FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated August 11, 2005, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the second quarter ended July 2, 2005	16

Delhaize Group Reports Net Profit of EUR 158.2 million in First Half 2005 and Confirms its Full Year Guidance

Second Quarter Highlights

•	Sales growth of 3.1% at identical exchange rates

•	Operating profit down 10.3% at identical exchange rates

•	Net profit of EUR 76.9 million

First Half Highlights

•	Sales growth of 3.1% at identical exchange rates

•	Operating profit down 3.8% at identical exchange rates

•	Net profit up 13.6% to EUR 158.2 million

Confirmation of 2005 Guidance (at identical exchange rates)

•	Sales growth is expected to be 3.5% to 4.5%

•	Operating profit growth in mid-single digits

•	Net profit growth is expected to be between 15% and 20%

CEO Comments

“As we indicated earlier this year, the second quarter of 2005 proved to be a challenging one for Delhaize Group”, said Pierre-Olivier Beckers, President and Chief Executive Officer. “We knew we would be facing a strong base of comparison and had planned for higher operating expenses on a temporary basis because of different long-term strategic initiatives such as Victory, Sweetbay and Food Lion’s market renewals. But due to the continued competitive environment in our key markets and soft economic conditions in Belgium, our results were below our own sales and profit expectations.”

“However, from the month of June and continuing into the third quarter, we are seeing improving sales trends in the U.S., which will support a better performance in the second half of 2005. We are pleased with the recent sales performance of Food Lion as a result of our price and promotion activity and other sales building initiatives. These positive trends at Food Lion, the contribution of the acquisitions Victory and Cash Fresh, and a lower base of comparison in the second half year give us confidence in our full year guidance,” concluded Mr. Beckers.

Financial Highlights

Q2 2005 (1)				H1 2005 (2)
Actual Results	At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
4,591.3	-0.1%	+3.1%	Net sales and other revenues	8,909.0	-0.1%	+3.1%
206.4	-13.3%	-10.3%	Operating profit	411.0	-7.2%	-3.8%
4.5%	—	—	Operating margin	4.6%	—	—
131.7	-18.2%	-15.4%	Profit before taxes and discontinued operations	266.0	-8.7%	-5.5%
77.6	-27.6%	-25.1%	Net profit from continuing operations	160.6	-16.0%	-13.1%
76.9	-23.0%	-20.4%	Net profit	158.2	+13.6%	+17.5%
0.82	-24.1%	-21.5%	Basic net earnings per share (in EUR)	1.69	+12.0%	+15.9%

(1)	The average exchange rate of the U.S. dollar against the euro decreased in Q2 2005 by 4.3% compared to last year.
(2)	The average exchange rate of the U.S. dollar against the euro decreased in H1 2005 by 4.5% compared to last year.

SECOND QUARTER RESULTS

In the second quarter of 2005, Delhaize Group posted organic sales growth of 1.2%. Net sales and other revenues decreased by 0.1% to EUR 4.6 billion, impacted by the weakening of the U.S. dollar by 4.3% versus the euro. At identical exchange rates, net sales and other revenues increased by 3.1% due to:

•	the 3.2% increase of U.S. sales, supported by the acquisition of Victory;

•	the 2.6% increase of the Belgian sales including the acquisition of Cash Fresh.

Delhaize Group ended the second quarter of 2005 with a sales network of 2,614 stores compared to 2,560 stores at the end of March 2005.

The gross margin increased to 25.0% of net sales and other revenues (compared to 24.6% in the second quarter of 2004) due to a better gross margin in the U.S. primarily due to better inventory results at Food Lion. The Belgian gross margin remained unchanged.

Selling, general and administrative expenses increased to 20.7% of net sales and other revenues (compared to 19.7% in the second quarter of 2004) primarily because of sales performance below expectations, expenses related to the integration of Victory, the launch of Sweetbay and the market renewals at Food Lion in advance of expected sales benefits, higher utility and fuel prices throughout the Group, the statutory increase in Belgian labor rates and higher stock option expenses.

Other operating expenses grew EUR 6.0 million to EUR 8.6 million, primarily due to the non-recurrent loss related to the demolition of an existing building to make way for the new fresh products distribution center in Belgium and to asset write-offs related to the market renewals and store closings at Food Lion.

In comparison with the strong 5.2% operating margin of prior year, the operating margin of Delhaize Group decreased to 4.5% of net sales and other revenues, resulting in a decrease of operating profit by 10.3% at identical exchange rates.

Net financial expenses decreased by 3.1% to EUR 74.7 million because of the lower U.S. dollar. The effective tax rate increased from 33.5% to 41.1% due to the 2004 receipt of USD 5.6 million in interest on a U.S. tax refund, and increased state tax accruals in the U.S., withholding tax on the dividend paid by Delhaize America to the parent company and the impact of U.S. share based compensation in 2005.

Net profit from continuing operations decreased by 27.6% to EUR 77.6 million, or EUR 0.81 per basic share. The result from discontinued operations amounted to EUR 0.7 million compared to EUR -5.2 million the previous year. Discontinued operations include the Thai operations (divested since September 1, 2004) and the Slovak operations (sold on June 30, 2005).

As a result, in the second quarter of 2005, net profit decreased by 23.0% to EUR 76.9 million. Per basic share, net profit was EUR 0.82 (EUR 1.08 in the second quarter of 2004). At identical exchange rates, net profit would have decreased by 20.4%.

FIRST HALF RESULTS

In the first six months of 2005, Delhaize Group posted organic sales growth of 1.4%.

At identical exchange rates:

•	Net sales and other revenues increased by 3.1% to EUR 9.2 billion;

•	Operating profit decreased by 3.8% to EUR 426.2 million;

•	Net profit from continuing operations decreased 13.1%:

•	Net profit increased by 17.5% to EUR 163.6 million because the half year 2004 net profit was negatively impacted by the closing of 34 Kash n’ Karry stores.

CASH FLOW STATEMENT AND BALANCE SHEET

In the second quarter of 2005, net cash provided by operating activities amounted to EUR 196.8 million. Capital expenditures increased to EUR 154.4 million compared to EUR 102.2 million in the second quarter of 2004 primarily due to the conversion of Kash n’ Karry stores to Sweetbay stores and Food Lion’s market renewal projects in Greensboro, NC and Baltimore, MD. An additional EUR 158.6 million has been used for the acquisition of Cash Fresh. Delhaize Group generated free cash flow of EUR 54.0 million before acquisitions and held EUR 623.9 million cash and cash equivalents at the end of the second quarter.

The net debt to equity ratio was stable at 90.4% at the end of June 2005 compared to 90.5% at the end of 2004. Delhaize Group’s net debt amounted to EUR 3.0 billion at the end of June 2005, an increase of EUR 386.5 million compared to EUR 2.6 billion at the end of 2004 due to the strengthening of the U.S. dollar between the two balance sheet dates and the decrease of cash due to the payment of the annual dividend and the acquisition of Cash Fresh in Belgium.

SEGMENT REPORTING

Second Quarter 2005		Net Sales and Other Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		2nd Q 2005	2nd Q 2004	2005 /2004	2nd Q 2005	2nd Q 2004	2nd Q 2005	2nd Q 2004	2005 /2004
United States	USD	4,128.5	4,001.4	+3.2%	5.0%	5.4%	206.1	216.1	-4.6%
Belgium	EUR	991.8	966.6	+2.6%	4.6%	6.0%	45.8	58.2	-21.3%
Greece	EUR	222.6	216.1	+3.0%	2.2%	2.6%	4.8	5.7	-15.0%
Emerging Markets	EUR	99.7	94.3	+5.8%	0.3%	2.4%	0.2	2.3	-88.7%
Corporate	EUR	—	—	N/A	N/A	N/A	(8.1)	(7.1)	-16.7%

TOTAL	EUR	4,591.3	4,593.7	-0.1%	4.5%	5.2%	206.4	238.2	-13.3%

First Half 2005		Net Sales and Other Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		1st H 2005	1st H 2004	2005 /2004	1st H 2005	1st H 2004	1st H 2005	1st H 2004	2005 /2004
United States	USD	8,156.9	7,861.9	+3.8%	5.1%	5.4%	414.7	422.3	-1.8%
Belgium	EUR	1,925.2	1,906.1	+1.0%	5.0%	5.4%	97.0	102.3	-5.2%
Greece	EUR	437.8	423.2	+3.4%	1.4%	1.5%	6.0	6.5	-6.6%
Emerging Markets	EUR	196.7	186.5	+5.5%	0.0%	2.1%	0.0	3.9	-98.9%
Corporate	EUR	—	—	N/A	N/A	N/A	(14.8)	(13.9)	-7.4%

TOTAL	EUR	8,909.0	8,921.6	-0.1%	4.6%	5.0%	411.0	442.9	-7.2%

•	In the second quarter of 2005, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.1 billion, an increase of 3.2% over the second quarter of 2004 due to store openings and the Victory acquisition. The U.S. sales of Delhaize Group grew by 3.8% to USD 8.2 billion in the first six months of 2005 compared to the previous year, supported by the acquisition of Victory in the fourth quarter of 2004.

During the second quarter of 2005, comparable store sales, adjusted for the timing of Easter, increased by 0.2% (compared to +1.4% in the second quarter of 2004). Unadjusted for the timing of Easter, comparable store sales declined by 0.4%. Sales continued to be strong at Hannaford and Sweetbay Supermarket. Sales growth at Food Lion, Kash n’ Karry and Harveys was weak due to the strong competitive activity and consumer uncertainty due to higher gasoline prices. Food Lion began price and promotion activity during the second quarter and continued this effort into the third quarter to confirm its low price leadership in the Southeast and to build sales, resulting in improving sales momentum during June and continuing in the third quarter.

Gross margin improved by 53 basis points, primarily due to better inventory results at Food Lion. Selling, general and administrative expenses increased as a percentage of sales by 84 basis points, due to weaker than expected sales, higher utility and fuel expenses and expenses related to the integration of Victory in Hannaford and the launch of Sweetbay Supermarket. In addition, other operating expenses increased because of losses on the disposal of fixed assets and closed store expenses.

The operating margin of the U.S. operations decreased from 5.4% to 5.0% of net sales and other revenues because of higher operating expenses. As a consequence, the operating profit of the U.S. business of Delhaize Group decreased by 4.6% to USD 206.1 million. During the first half of 2005, operating profit in the U.S. decreased by 1.8% to USD 414.7 million.

In the second quarter of 2005, Delhaize Group opened 8 new supermarkets in the U.S., including two relocated stores, and closed two stores, resulting in a net increase of four stores. In addition, three Food Lion stores were converted to the Harvey’s banner. Seventy U.S. stores were remodeled or expanded, including 58 stores in Greensboro, North Carolina, the third market renewal program of Food Lion that was re-launched on June 22, 2005. The early consumer reaction to the re-launch has been very positive. Food Lion is preparing to re-launch its Baltimore, Maryland market in the fall of 2005.

During the second quarter, Hannaford continued to work intensively on the integration of the 19 acquired Victory supermarkets. Eight Victory stores were converted to the Hannaford banner, bringing the number of converted Victory stores to ten. The remaining nine Victory stores will be converted by the end of the third quarter, which should result in a better ratio between sales and operating expenses during the fourth quarter.

The conversions of Kash n’ Karry to the Sweetbay Supermarket concept continued in the second quarter of 2005. At the end of June, 17 Sweetbay stores were in operation, and the results have exceeded management’s expectations. Approximately nine additional stores will be converted or opened under the Sweetbay banner by the end of 2005. The success of the Sweetbay conversions has resulted in the decision to convert most of Kash n’ Karry stores in the Tampa/St. Petersburg market to Sweetbay in 2006.

•	Delhaize Belgium posted sales of EUR 991.8 million in the second quarter of 2005, an increase of 2.6% versus 2004 thanks to the first month of contribution of Cash Fresh and a positive calendar effect of 2.1% (two more selling days). During the first half of 2005, sales at Delhaize Belgium grew by 1.0% to EUR 1.9 billion.

During the second quarter, comparable store sales, which are adjusted for calendar effects, decreased by 2.9% because of soft consumer spending, the opening of a large number of competitive stores and the short-term impact of adjustments to the non-food assortment which we believe will bring future benefits. Delhaize Belgium’s market share declined during the second quarter.

The operating margin of Delhaize Belgium decreased to 4.6%, due to weak sales, the statutory increase in labor rates and a strong base of comparison (6.0% operating margin in the second quarter of 2004, the highest that year). The Belgian gross margin remained stable while maintaining our targeted price positioning. Operating profit decreased by 21.3% to EUR 45.8 million due to higher operating expenses. For the first half of 2005, the operating profit decreased by 5.2% to EUR 97.0 million.

On May 31, 2005, Delhaize Group completed the acquisition of Cash Fresh, a highly profitable chain of 43 supermarkets located in northeastern Belgium. The acquisition represents a strong geographic and strategic fit with the existing Belgian operations. The roll-out of Delhaize products at Cash Fresh has been started with the range of “365” products.

•	In the second quarter of 2005, sales in Greece grew 3.0% to EUR 222.6 million, helped by a positive calendar effect. Alfa-Beta, Delhaize’s Greek subsidiary, continued to perform well due to continued focus on its price positioning, ongoing differentiation of its assortment and services and the development of its network. The operating margin of Alfa-Beta decreased slightly due to higher advertising expenses and expenses associated with stores to be opened in the second half of 2005. As a consequence, operating profit decreased to EUR 4.8 million. In the first half of 2005, sales increased in Greece by 3.4% to EUR 437.8 million, and operating profit decreased by 6.6% to EUR 6.0 million.

•	Sales of the Emerging Markets (Czech Republic, Romania and Indonesia) of Delhaize Group increased by 5.8% to EUR 99.7 million because of better sales in Romania and Indonesia. The operating profit of the Emerging Markets of Delhaize Group amounted to EUR 0.2 million in the second quarter, a decrease compared with last year when operating profit was favorably impacted by store disposals and a reversal of impairment charges. In the first half of 2005, sales increased in the Emerging Markets by 5.5% to EUR 196.7 million resulting in a break even operating profit.

On June 30, 2005, Delhaize Group completed the sale of its 11 Delvita stores in Slovakia to the Rewe Group of Germany, as previously announced.

CONFIRMATION OF 2005 FINANCIAL OUTLOOK

Delhaize Group confirms its previously communicated financial expectations for 2005 at identical exchange rates (1 EUR = 1.2439 USD):

•	In 2005, the sales network of Delhaize Group is expected to increase by approximately 102 stores to a total of 2,667 stores (including the acquisition of Cash Fresh and the disposal of 11 Delvita stores in Slovakia).

•	It is expected that net sales and other revenue of Delhaize Group will grow in 2005 by 3.5% to 4.5%.

•	The comparable store sales growth of the U.S. operations of Delhaize Group in 2005 is projected to be in the range of 0.5% to 1.0%.

•	Operating profit percentage growth is expected to be in mid-single digits.

•	Net profit growth is expected to be between 15% and 20%.

This earnings outlook is based on the confidence that Delhaize Group’s second half of 2005 results will be supported by the continuation of improving sales trends in the U.S., the additional market renewal at Food Lion, the completion of the integration of Victory and the acquisition of Cash Fresh. The results of the second half of 2005 will also benefit from a lower base of comparison with the same period last year.

The encouraging results in our Sweetbay conversions and the benefits of expanding Hannaford’s operations and renewing Food Lion’s key markets are drivers of future growth. Confidence in the success of these projects has led to an increase in allocated capital resources to approximately EUR 685 million in 2005, including USD 625 million for the U.S. operations at an exchange rate of 1 EUR = 1.25 USD. This is higher than the previously announced EUR 600 million for Delhaize Group, including USD 550 million for its U.S. operations at an exchange rate of 1 EUR = 1.30 USD.

This outlook is under IFRS, to compare with the 2004 IFRS financial results indicated in the documents “Delhaize Group: Transition to IFRS - preliminary financial information”, published on May 4, 2005 and June 29, 2005 and available on Delhaize Group’s website.

Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter and first half year 2005 results during a conference call starting August 11, 2005 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 (0) 20 7162 0181 (U.K.) or + 1 334 323 6203 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of June 2005, Delhaize Group’s sales network consisted of 2,614 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in net sales and other revenues and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

2nd Q 2005	2nd Q 2004 (1)	(IFRS, in millions of EUR)	1st H 2005	1st H 2004 (1)
4,591.3	4,593.7	Net sales and other revenues	8,909.0	8,921.6
(3,441.2)	(3,462.7)	Cost of sales	(6,664.5)	(6,736.0)
1,150.1	1,131.0	Gross profit	2,244.5	2,185.6
25.0%	24.6%	Gross margin	25.2%	24.5%
17.3	16.9	Other operating income	34.6	34.7
(952.4)	(907.1)	Selling, general and administrative expenses	(1,854.1)	(1,773.0)
(8.6)	(2.6)	Other operating expenses	(14.0)	(4.4)
206.4	238.2	Operating profit	411.0	442.9
4.5%	5.2%	Operating margin	4.6%	5.0%
(80.1)	(81.2)	Finance costs (2)	(156.6)	(158.0)
5.4	4.1	Income from investments (2)	11.6	6.6
131.7	161.1	Profit before taxes and discontinued operations	266.0	291.5
(54.1)	(53.9)	Income tax expenses	(105.4)	(100.3)
77.6	107.2	Net profit from continuing operations	160.6	191.2
0.7	(5.2)	Result from discontinued operations, net of tax	(1.6)	(49.0)
78.3	102.0	Net profit before minority interests	159.0	142.2
(1.4)	(2.2)	Minority interests	(0.8)	(3.0)
76.9	99.8	Group share in net profit	158.2	139.2
1.2594	1.2046	Average EUR exchange rate in USD	1.2847	1.2273

(1)	A reconciliation of the second quarter 2004 net profit from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.
(2)	Year-to-date financial results include a reclassification increasing both finance costs and income from investments by EUR 2.6 million related to the first quarter of 2005.

Earnings per Share (Unaudited)

2nd Q 2005	2nd Q 2004	(IFRS, in EUR)	1st H 2005	1st H 2004
		Net profit from continuing operations:
0.81	1.13	Basic	1.70	2.04
0.78	1.10	Diluted	1.63	2.00
		Group share in net profit:
0.82	1.08	Basic	1.69	1.51
0.79	1.05	Diluted	1.61	1.48
		Weighted average number of shares:
93,804,664	92,471,129	Basic	93,702,034	92,414,712
100,731,314	97,007,263	Diluted	100,936,601	95,280,607
94,362,003	92,845,517	Total number of shares at the end of the 2nd quarter (1)	94,362,003	92,845,517
94,018,767	92,515,630	Outstanding shares at the end of the 2nd quarter	94,018,767	92,515,630

(1)	In conjunction with stock option exercises in the second quarter of 2005, Delhaize Group issued 354,380 new shares, repurchased 126,267 shares and used 74,075 shares. Delhaize Group owned 343,236 treasury shares at the end of June 2005.

Summary Balance Sheet (Unaudited)

(IFRS, in millions of EUR)	June 30, 2005	December 31, 2004	June 30, 2004 (1)
Assets
Non-current assets	7,164.8	6,286.8	6,653.0
Goodwill	2,876.1	2,451.9	2,593.1
Other intangibles	666.2	601.4	680.8
Property, plant and equipment	3,414.6	3,039.6	3,166.4
Investment property and assets held for sale	22.6	17.8	23.4
Financial assets (incl. derivatives)	173.2	163.8	177.0
Other long-term assets	12.1	12.3	12.3
Current assets	2,581.6	2,423.8	2,632.0
Inventories	1,381.7	1,224.5	1,333.9
Receivables and other assets	541.8	512.8	528.1
Short-term financial assets	34.2	26.1	30.2
Cash and cash equivalents	623.9	660.4	739.8
Total assets	9,746.4	8,710.6	9,285.0

Liabilities
Total equity	3,326.5	2,895.5	3,004.3
Shareholders’ equity	3,287.2	2,857.0	2,972.3
Minority interests	39.3	38.5	32.0
Non-current liabilities	3,708.2	3,898.7	4,258.1
Financial liabilities (incl. derivatives)	3,114.9	3,358.2	3,655.3
Provisions and deferred taxes liabilities	559.0	513.3	578.0
Other long term liabilities	34.3	27.2	24.8
Current liabilities	2,711.7	1,916.4	2,022.6
Short term financial liabilities	675.1	69.0	112.6
Other current liabilities	2,036.6	1,847.4	1,910.0

Total equity and liabilities	9,746.4	8,710.6	9,285.0

EUR exchange rate in USD	1.2092	1.3621	1.2155

(1)	A reconciliation of second quarter 2004 shareholders’ equity from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.

Summary Cash Flow Statement (Unaudited)

2nd Q 2005	2nd Q 2004	(IFRS, in millions of EUR)	1st H 2005	1st H 2004
		Operating activities
78.3	102.0	Net profit before minority interests	159.0	142.2
		Adjustments for
106.0	104.9	Depreciation – continuing operations	207.2	207.0
13.0	11.9	Amortization – continuing operations	25.3	23.2
0.3	0.7	Depreciation and amortization – discontinued operations	0.5	2.1
—	—	Impairment loss – discontinued operations	—	19.0
129.2	131.2	Income taxes, finance costs and income from investments	250.6	228.3
12.0	3.8	Other non-cash items	20.6	12.1
78.6	79.2	Changes in operating assets and liabilities	(50.1)	88.8
(129.6)	(115.8)	Interests paid	(154.9)	(143.3)
11.0	2.0	Interests and dividends received	13.8	3.8
(102.0)	(69.7)	Income taxes paid	(106.9)	(72.0)
196.8	250.2	Net cash provided by operating activities	365.1	511.2
		Investing activities
(158.6)	—	Net increase in investments in subsidiaries	(158.6)	—
(154.4)	(102.2)	Purchase of tangible and intangible assets (capital expenditures)	(248.9)	(176.5)
4.2	(11.6)	Net investment in debt securities	(3.9)	(27.1)
11.6	5.6	Other investing activities	14.8	6.0
(297.2)	(108.2)	Net cash used in investing activities	(396.6)	(197.6)
(100.4)	142.0	Cash flow before financing activities	(31.5)	313.6
		Financing activities
8.9	2.7	Proceeds from the exercise of share warrants and stock options	21.3	7.5
(4.5)	(1.5)	Purchase of treasury shares	(8.5)	(2.4)
(74.9)	(95.0)	Dividend paid (incl. dividend from subsidiaries to minority interests)	(74.9)	(95.0)
(10.4)	280.2	Additions to (repayments of) long-term loans (net of direct financing costs)	15.4	272.1
5.4	5.3	Escrow maturities for senior notes	10.2	7.6
(2.2)	(166.2)	Additions to (repayments of) short-term loans	(20.6)	(168.1)
(77.7)	25.5	Net cash provided by (used in) financing activities	(57.1)	21.7
31.2	0.6	Effect of foreign exchange translation differences	52.1	13.4
(146.9)	168.1	Net increase in cash and cash equivalents	(36.5)	348.7
770.8	571.7	Cash and cash equivalents at beginning of period	660.4	391.1
623.9	739.8	Cash and cash equivalents at end of period	623.9	739.8

Summary Changes in Shareholders’ Equity (Unaudited)

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005	2,857.0	38.5	2,895.5
Amortization of deferred loss on hedge	2.0	—	2.0
Unrealized gain (loss) on securities held for sale	0.8	—	0.8
Exchange differences on foreign operations	347.2	—	347.2
Net income recognized directly in equity	350.0	—	350.0
Net profit/(loss)	158.2	0.8	159.0
Total recognized income and expense for the period	508.2	0.8	509.0
Capital increases	20.5	—	20.5
Treasury shares purchased	(8.6)	—	(8.6)
Treasury shares sold upon exercise of employee stock options	2.7	—	2.7
Excess tax benefit on employee stock options and restricted shares	(0.4)	—	(0.4)
Stock based compensation expense	13.3	—	13.3
Dividends declared	(105.5)	—	(105.5)
Balances at June 30, 2005	3,287.2	39.3	3,326.5
Total shares	94,362,003
Treasury shares	343,236
Outstanding shares	94,018,767

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2004	2,779.8	30.5	2,810.3
Amortization of deferred loss on hedge	2.1	—	2.1
Unrealized gain (loss) on securities held for sale	(0.4)	—	(0.4)
Exchange differences on foreign operations	110.2	—	110.2
Net income recognized directly in equity	111.9	—	111.9
Net profit/(loss)	139.2	3.0	142.2
Total recognized income and expense for the period	251.1	3.0	254.1
Capital increases	6.0	—	6.0
Treasury shares purchased	(2.4)	—	(2.4)
Treasury shares sold upon exercise of employee stock options	1.5	—	1.5
Stock based compensation expense	10.3	—	10.3
Convertible bond	19.0	—	19.0
Dividends declared	(92.6)	(1.5)	(94.1)
Other	(0.4)	—	(0.4)
Balances at June 30, 2004	2,972.3	32.0	3,004.3
Total shares	92,845,517
Treasury shares	329,887
Outstanding shares	92,515,630

Supplementary Information (Unaudited)

Number of Stores (1)

	End of 1st Q 2005	Change 2nd Q 2005	End of 2nd Q 2005	End of 2005 Planned
United States	1,531	+4	1,535	1,545
Belgium (2)	748	+49	797	820
Greece	128	+2	130	143
Czech Republic	95	-1	94	98
Romania	16	—	16	17
Indonesia	42	—	42	44
Total (continuing operations)	2,560	+54	2,614	2,667
Slovakia	11	-11	0	0
Total	2,571	+43	2,614	2,667

(1)	Major changes in the store network in the last year were:

- the acquisition of 19 Victory supermarkets consolidated from November 26, 2004;

- the acquisition of 43 Cash Fresh stores consolidated from May 31, 2005;

- the divestiture of 36 Food Lion Thailand stores, an operation deconsolidated since September 1, 2004; and

- the sale of 11 Delvita stores in Slovakia on June 30, 2005.

(2)	Including 26 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

Organic Sales Growth Reconciliation

2nd Q 2005	2nd Q 2004	% Change	(in millions of EUR)	1st H 2005	1st H 2004	% Change
4,591.3	4,593.7	-0.1%	Net sales and other revenues	8,909.0	8,921.6	-0.1%
143.8	—		Effect of exchange rates	287.5	—
4,735.1	4,593.7	+3.1%	Identical exchange rates growth	9,196.5	8,921.6	+3.1%
(67.5)	—		Victory Super Markets (1)	(134.6)	—
(19.2)	—		Cash Fresh	(19.2)	—
4,648.4	4,593.7	+1.2%	Organic sales growth	9,042.7	8,921.6	+1.4%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

2nd Q 2005	2nd Q 2004	(in millions of EUR)	1st H 2005	1st H 2004
196.8	250.2	Net cash provided by operating activities	365.1	511.2
(297.2)	(108.2)	Net cash used in investing activities	(396.6)	(197.6)
(4.2)	11.6	Investment in debt securities	3.9	27.1
(104.6)	153.6	Free cash flow (before dividend payments)	(27.6)	340.7

Net Debt Reconciliation

(in millions of EUR)	June 30, 2005	December 31, 2004	June 30, 2004
Non-current financial liabilities	3,108.3	3,343.1	3,648.4
Current financial liabilities	675.1	69.0	112.6
Derivative liabilities	6.6	15.1	6.9
Derivative assets	(5.2)	(6.3)	(5.1)
Investment in securities -non-current	(120.6)	(115.9)	(128.4)
Investment in securities - current	(33.8)	(24.6)	(29.5)
Cash and cash equivalents	(623.9)	(660.4)	(739.8)

Net debt	3,006.5	2,620.0	2,865.1
Net debt to equity ratio	90.4%	90.5%	95.4%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2005			2nd Q 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,591.3	+143.8	4,735.1	4,593.7	-0.1%	+3.1%
Operating profit	206.4	+7.4	213.8	238.2	-13.3%	-10.3%
Net profit from continuing operations	77.6	+2.7	80.3	107.2	-27.6%	-25.1%
Basic EPS from continuing operations	0.81	+0.03	0.84	1.13	-28.5%	-26.0%
Group share in net profit	76.9	+2.6	79.5	99.8	-23.0%	-20.4%
Basic earnings per share	0.82	+0.03	0.85	1.08	-24.1%	-21.5%
Free cash flow	(104.6)	+0.3	(104.3)	153.6	N/A	N/A

(in millions of EUR, except per share amounts)	1st H 2005			1st H 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	8,909.0	+287.5	9,196.5	8,921.6	-0.1%	+3.1%
Operating profit	411.0	+15.2	426.2	442.9	-7.2%	-3.8%
Net profit from continuing operations	160.6	+5.5	166.1	191.2	-16.0%	-13.1%
Basic EPS from continuing operations	1.70	+0.06	1.76	2.04	-16.3%	-13.4%
Group share in net profit	158.2	+5.4	163.6	139.2	+13.6%	+17.5%
Basic earnings per share	1.69	+0.06	1.75	1.51	+12.0%	+15.9%
Free cash flow	(27.6)	+5.8	(21.8)	340.7	N/A	N/A

(in millions of EUR)	June 30, 2005			Dec 31, 2004	Change
Net debt	3,006.5	(263.7)	2,742.8	2,620.0	+14.8%	+4.7%

FINANCIAL CALENDAR

•	Press release – 2005 third quarter results	November 10, 2005

IFRS INFORMATION

This press release has been prepared on the basis of International Financial Reporting Standards (IFRS) recognition and measurement principles issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting. These rules are subject to ongoing review and interpretations by the IASB and IFRIC. As a result, the Group may need to review some accounting treatments used for the purpose of this publication prior to the preparation of the first complete set of IFRS financial statements for the year ended December 31, 2005.

More information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS was made available on May 4, 2005 and June 29, 2005, in the documents “Delhaize Group: Transition to IFRS - preliminary financial information”, to be found on Delhaize Group’s website. These documents include a reconciliation of the first and second quarter results of 2004 from Belgian GAAP to IFRS.

REPORT OF THE STATUTORY AUDITOR

Deloitte has conducted a limited review of the half yearly consolidated financial information for the period ended June 30, 2005. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the half yearly consolidated financial information.

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions.

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating expenses: primarily rental income on investment property and gains on sale of fixed assets.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Second Quarter Ended July 2, 2005

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 26 Weeks ended July 2, 2005 and July 3, 2004

(Dollars in thousands)

	13 Weeks July 2, 2005	13 Weeks July 3, 2004	26 Weeks July 2, 2005	26 Weeks July 3, 2004
	(A)	(B)	(C)	(D)	A%	B%	C%	D%
Net sales and other revenues	$4,127,571	$3,995,749	$8,154,625	$7,849,742	100.00	100.00	100.00	100.00
Cost of goods sold	3,018,535	2,946,383	5,953,165	5,776,991	73.13	73.74	73.00	73.59
Selling and administrative expenses	902,544	828,171	1,788,732	1,642,349	21.87	20.73	21.94	20.92

Operating income	206,492	221,195	412,728	430,402	5.00	5.53	5.06	5.49
Interest expense	80,773	80,706	162,239	161,375	1.96	2.02	1.99	2.06
Net loss from extinguishment of debt	—	—	—	—	0.00	0.00	0.00	0.00
Net other loss from extinguishment of debt	—	—	—	—	0.00	0.00	0.00	0.00

Income from continuing operations before income taxes	125,719	140,489	250,489	269,027	3.04	3.51	3.07	3.43
Provision for income taxes	53,718	51,888	106,611	103,012	1.30	1.30	1.31	1.31

Income from continuing operations	72,001	88,601	143,878	166,015	1.74	2.21	1.76	2.12
(Income) loss from discontinued operations, net of tax	2,227	2,445	4,558	56,261	0.05	0.05	0.05	0.72

Income before cumulative effect of changes in accounting principle	69,774	86,156	139,320	109,754	1.69	2.16	1.71	1.40
Cumulative effect of changes in accounting principle, net of tax	—	—	—	—	0.00	0.00	0.00	0.00

Net income	$69,774	$86,156	$139,320	$109,754	1.69	2.16	1.71	1.40

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of July 2, 2005 and January 1, 2005

(Dollars in thousands)	July 2, 2005	January 1, 2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$538,558	$500,045
Receivables, net	121,717	120,636
Receivable from affiliate	13,131	17,436
Inventories	1,189,736	1,147,848
Prepaid expenses	64,938	36,592
Other assets	36,378	26,243

Total current assets	1,964,458	1,848,800

Property and equipment, net	2,964,847	2,917,335
Goodwill	3,051,077	3,049,622
Other intangibles, net	788,971	802,662
Reinsurance recoverable from affiliate	142,326	136,845
Other assets	143,962	173,283

Total assets	$9,055,641	$8,928,547

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$760,751	$665,070
Dividend payable	—	25,029
Payable to affiliate	1,469	925
Accrued expenses	288,051	256,006
Capital lease obligations - current	42,163	40,639
Long term debt - current	575,656	12,295
Other liabilities - current	150,808	146,574
Deferred income taxes	2,053	3,349
Income taxes payable	64,404	51,459

Total current liabilities	1,885,355	1,201,346

Long-term debt	2,290,454	2,866,228
Capital lease obligations	721,610	722,113
Deferred income taxes	238,494	250,323
Other liabilities	315,003	319,487

Total liabilities	5,450,916	5,359,497

Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(52,597)	(55,234)
Additional paid-in capital	2,508,205	2,491,560
Retained earnings	948,305	931,912

Total shareholders’ equity	3,604,725	3,569,050

Total liabilities and shareholders’ equity	$9,055,641	$8,928,547

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	26 Weeks 7/2/2005	26 Weeks 7/3/2004
Cash flows from operating activities

Net income	$139,320	$109,754

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loss on disposal of discontinued operations	—	72,842
Depreciation and amortization	237,734	230,328
Depreciation and amortization - discontinued operations	22	1,039
Amortization of debt fees/costs	975	996
Amortization of debt premium	751	755
Amortization of deferred loss on derivative	4,181	4,223
Amortization and termination of restricted shares	4,474	2,083
Transfer from escrow to fund interest, net of accretion	1,325	1,543
Accrued interest on interest rate swap	996	681
Net loss on disposals of property and capital lease terminations	4,091	1,776
Stock compensation expense	11,684	—
Deferred income tax (benefit) provision	(15,841)	6,296
Other	47	204
Changes in operating assets and liabilities which provided (used) cash:
Receivables	(1,332)	(1,825)
Net receivable from affiliate	4,849	(2,227)
Inventories	(41,888)	58,145
Prepaid expenses	(28,346)	(21,008)
Other assets	(11,580)	(7,610)
Accounts payable	72,341	18,959
Accrued expenses	30,017	(5,663)
Income taxes payable	22,927	14,201
Excess tax benefits related to stock options	(7,557)	—
Other liabilities	(7,520)	(6,640)

Total adjustments	282,350	369,098

Net cash provided by operating activities	421,670	478,852

Cash flows from investing activities
Capital expenditures	(238,234)	(143,116)
Proceeds from sale of property	7,556	11,235
Other investment activity	14,232	(4,219)

Net cash used in investing activities	(216,446)	(136,100)

Cash flows from financing activities
Principal payments on long-term debt	(9,318)	(8,899)
Principal payments under capital lease obligations	(21,750)	(17,360)
Dividends paid	(125,327)	—
Transfer from escrow to fund long-term debt	11,827	7,827
Parent common stock repurchased	(33,094)	(9,942)
Proceeds from stock options exercised	3,394	1,876
Excess tax benefits related to stock options	7,557	—

Net cash used in financing activities	(166,711)	(26,498)

Net increase in cash and cash equivalents	38,513	316,254

Cash and cash equivalents at beginning of year	500,045	313,629

Cash and cash equivalents at end of period	$538,558	$629,883

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	24,095	16,865
Capitalized lease obligations teminated for store properties and equipment	1,325	485
Change in reinsurance recoverable and other liabilities	5,481	2,617
Reduction of tax payable and goodwill for tax adjustment	327	1,874
Construction in progress accruals	22,587	—

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Second Quarter ended		Year to Date
	July 2, 2005	July 3, 2004	July 2, 2005	July 3, 2004
FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$200,592	$241,172	$421,670	$478,852
Net cash used in investing activities	(116,830)	(80,016)	(216,446)	(136,100)

Free cash flow	$83,762	$161,156	$205,224	$342,752
NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt			$2,290,454	$2,919,598
Capital lease obligations			721,610	671,931
Long-term debt current			575,656	17,116
Capital lease obligations - current			42,163	36,637
Cash and cash equivalents			(538,558)	(629,883)
Escrow funding for Senior Notes			(59,719)	(74,938)

Net debt			$3,031,606	$2,940,461

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	8	13	18	22
Stores acquired	0	0	0	0
Stores closed	4	4	6	44
Stores renovated	70	7	76	7

Total stores			1535	1493

Capital expenditures (dollars in millions)	$136.6	$84.8	$238.2	$143.1
Total square footage (in millions)			56.8	54.8
Square footage increase			4%	2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: August 12, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President